EXHIBIT  20  PRESS  RELEASE

                         DIAL ANNOUNCES SALE OF BRANDS
                              TO CHURCH & DWIGHT

PHOENIX, Ariz., July 10, 1997--The Dial Corporation (NYSE: DL) today announced the sale of certain of its household cleaning brands to Church & Dwight, Co. Inc. (NYSE: CHD). Pending government approval of the transaction, Dial will sell to Church & Dwight the following brands: Brillo soap pads and related products, Parsons ammonia, Bo Peep ammonia, Sno Bol toilet bowl cleaner, Cameo metal cleaner and Rain Drops water softener. Dial's London, Ohio plant, where Brillo is manufactured, will also be part of the sale. Church & Dwight is the manufacturer of ARM & HAMMER brand products.
     Dial also announced that it has sold its Bruce floor care product trademarks to Triangle Pacific Corp. of Dallas, Texas. Triangle Pacific manufactures Bruce Hardwood Floors.
     Last  September,  as part of a corporate restructure, Dial announced that it  would  focus  its  resources on building its four core product categories:
Dial soap, Purex laundry detergent, Renuzit air fresheners, and Armour Star canned meats.
     "We said we would divest ourselves of these products because they don't fit in with our focused corporate strategy," said Mal Jozoff, Dial Chairman and CEO. "For Dial, these fine brands distracted our resources from our core franchises."
     The  sale  prices were approximately $30 million against annualized sales
of    approximately
$50 million. Proceeds of the sales will be used to pay down debt. The Dial Corporation, headquartered in Phoenix, is a leading manufacturer and marketer of consumer products, including Dial soaps, Purex detergents, Renuzit air fresheners and Armour Star canned meats. Dial products have been in the American marketplace for more than 100 years.